SCHEDULE 1

to the Management Agreement

between BNY Mellon ETF Investment Adviser, LLC and BNY Mellon ETF Trust II

As consideration for the investment adviser’s services to each Fund listed below, the investment adviser will receive a fee at the rate set forth next to each Fund’s name. The investment adviser will pay all of the expenses of each Fund listed below except for the management fee payable under this Agreement, payments under the Fund's 12b-1 plan (if any), interest expenses, taxes, acquired fund fees and expenses, brokerage commissions, costs of holding shareholder meetings, fees and expenses associated with the Fund’s securities lending program, and litigation and potential litigation and other extraordinary expenses not incurred in the ordinary course of the Fund's business.

Name of Series	Annual Fee as a Percentage of Average Daily Net Assets	Reapproval Date	Reapproval Day	Sub-Investment Adviser
BNY Mellon Concentrated Growth ETF	0.50%	May 31, 2026	May 31st	Fayez Sarofim & Co., LLC
BNY Mellon Dynamic Value ETF	0.60%	May 31, 2026	May 31st	Newton Investment Management North America, LLC
BNY Mellon Enhanced Dividend and Income ETF1	0.50%	June 30, 2027	June 30th	Newton Investment Management North America, LLC

1 This schedule is revised effective as of June 16, 2025 to reflect the addition of BNY Mellon Enhanced Dividend and Income ETF.